miax®

August 22, 2023

Jeannette Jackson
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

**RE: MIAX PEARL, LLC ("Pearl")**
**Amendment 2023-14 to Form 1 Application**

Dear Ms. Jackson:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2023-14 to the Form 1 Application of Pearl, which includes the following changes:

Exhibit M – Updated member lists for MIAX Pearl Options and MIAX Pearl Equities

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

*Barbara J. Comly*

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

miaxglobal.com

| Form 1<br>Page 1<br>Execution<br>Page | **UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed (MM/DD/YY):<br><br>08/22/23 | OFFICIAL USE ONLY |
|---|---|---|---|

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

23007952

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX PEARL, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: August 22, 2023

By: Deborah L. Carroll
Deborah L. Carroll
SVP, Associate General Counsel

Subscribed and sworn before me this 22nd day of August, 2023.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2024

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**

# EXHIBIT M

**<u>Exhibit Request</u>:**

**Provide an alphabetical list of all members, subscribers or other users, including the following information:**

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

**<u>Response</u>:**

1. **MIAX Pearl Options.** Attached is a list of the members of the MIAX Pearl Options exchange dated as of August 21, 2023, including the information set forth in items 1-6 above.

2. **MIAX Pearl Equities.** Attached is a list of the members of the MIAX Pearl Equities exchange dated as of August 21, 2023, including the information set forth in items 1-6 above.

miax

**ABN AMRO CLEARING USA LLC**

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 2/6/2017
**Membership Activities:**
Clearance
International Tele #

SEC #: 8-34354
CRD #: 14020

**AKUNA SECURITIES LLC**

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604
Tele #: (312) 994-4640

Approval Date: 4/17/2017
**Membership Activities:**
Registered Market Maker
International Tele #

SEC #: 8-68957
CRD #: 159041

**APEX CLEARING CORPORATION**

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201
Tele #: (214) 765-1100

Approval Date: 2/6/2017
**Membership Activities:**
Clearance
International Tele #

SEC #: 8-23522
CRD #: 13071

**BARCLAYS CAPITAL INC.**

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 2/6/2017
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-41342
CRD #: 19714

**BELVEDERE TRADING LLC**

10 S. Riverside Plaza, Suite 2100
Chicago IL 60606
Tele #: (312) 893-3750

Approval Date: 9/1/2022
**Membership Activities:**
Registered Market Maker
International Tele #

SEC #: 8-66612
CRD #: 132605

**BOFA SECURITIES, INC.**

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 11/1/2018
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-69787
CRD #: 283942

**CITADEL SECURITIES LLC**

131 South Dearborn Street - 32nd Floor
Chicago IL 60603
Tele #: (312) 395-2100

Approval Date: 2/6/2017
**Membership Activities:**
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-53574
CRD #: 116797

**CITIGROUP GLOBAL MARKETS INC.**

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

**CREDIT SUISSE SECURITIES (USA) LLC**

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000

Approval Date: 2/6/2017
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-00422
CRD #: 816

**DASH FINANCIAL TECHNOLOGIES LLC**

200 S. Wacker Drive, Ste. 2450
Chicago IL 60606
Tele #: (312) 986-2006

Approval Date: 2/6/2017
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-52503
CRD #: 104031

**DRW SECURITIES, L.L.C.**

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-1000

Approval Date: 11/14/2017
**Membership Activities:**
Market Maker
International Tele #

SEC #: 8-51241
CRD #: 45908

**GLOBAL EXECUTION BROKERS, LP**

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 2/6/2017
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-65878
CRD #: 126407

**GOLDMAN SACHS & CO. LLC**

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Approval Date: 2/6/2017
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-129
CRD #: 361

**GROUP ONE TRADING LP**

425 S. Financial Place - Ste. 3400
Chicago IL 60605
Tele #: (312) 347-8864

Approval Date: 2/6/2017
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-47762
CRD #: 37484

**GTS SECURITIES LLC**

545 Madison Avenue, 15th Fl.
New York NY 10022
Tele #: (212) 715-2830

Approval Date: 2/25/2020
**Membership Activities:**
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-68126
CRD #: 149224

**HRT FINANCIAL LP**

175 Greenwich Street - 76th Floor
3 World Trade Center
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 4/5/2017
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-68430
CRD #: 152144

**IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS**

233 South Wacker Drive, Ste. 4300
Chicago IL 60606
Tele #: (312) 244-3300

Approval Date: 2/6/2017
**Membership Activities:**
Registered Market Maker
International Tele #

SEC #: 8-52600
CRD #: 104143

**INSTINET, LLC**

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 2/6/2017
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-23669
CRD #: 7897

**INTERACTIVE BROKERS LLC**

| | | |
|---|---|---|
| One Pickwick Plaza - 2nd Floor<br>Greenwich CT 06830<br>Tele #: (203) 618-5710 | Approval Date: 2/6/2017<br>**Membership Activities:**<br>Order Entry & Clearance<br>International Tele # | SEC #: 8-47257<br>CRD #: 36418 |

**J.P. MORGAN SECURITIES LLC**

| | | |
|---|---|---|
| 383 Madison Avenue<br>New York NY 10179<br>Tele #: (212) 272-2000 | Approval Date: 2/6/2017<br>**Membership Activities:**<br>Order Entry & Clearance<br>International Tele # | SEC #: 8-35008<br>CRD #: 79 |

**JANE STREET CAPITAL, LLC**

| | | |
|---|---|---|
| 250 Vesey Street - 5th Floor<br>New York NY 10281<br>Tele #: (646) 759-6000 | Approval Date: 4/2/2018<br>**Membership Activities:**<br>Order Entry<br>International Tele # | SEC #: 8-52275<br>CRD #: 103782 |

**JANE STREET OPTIONS, LLC**

| | | |
|---|---|---|
| 250 Vesey Street - 5th Floor<br>New York NY 10281<br>Tele #: (646) 759-6000 | Approval Date: 4/2/2018<br>**Membership Activities:**<br>Order Entry<br>International Tele # | SEC #: 8-66813<br>CRD #: 134159 |

**JEFFERIES LLC**

| | | |
|---|---|---|
| 520 Madison Avenue - 11th Floor<br>New York NY 10022<br>Tele #: (212) 284-2300 | Approval Date: 2/6/2017<br>**Membership Activities:**<br>Order Entry & Clearance<br>International Tele # | SEC #: 8-15074<br>CRD #: 2347 |

**JUMP TRADING, LLC**

| | | |
|---|---|---|
| 600 West Chicago Avenue, Ste. 600<br>Chicago IL 60654<br>Tele #: (312) 205-8900 | Approval Date: 2/11/2019<br>**Membership Activities:**<br>Registered Market Maker<br>International Tele # | SEC #: 8-52989<br>CRD #: 106124 |

**MATRIX EXECUTIONS, LLC**

| | | |
|---|---|---|
| 135 S. LaSalle Street, Ste. 3900<br>Chicago IL 60603<br>Tele #: (312) 334-8000 | Approval Date: 2/6/2017<br>**Membership Activities:**<br>Order Entry<br>International Tele # | SEC #: 8-48255<br>CRD #: 38455 |

**MORGAN STANLEY & CO. LLC**

| | | |
|---|---|---|
| 1585 Broadway<br>New York NY 10036<br>Tele #: (212) 761-4000 | Approval Date: 2/6/2017<br>**Membership Activities:**<br>Registered Market Maker, Order Entry & Clearance<br>International Tele # | SEC #: 8-15869<br>CRD #: 8209 |

**OPTIVER US LLC**

| | | |
|---|---|---|
| 130 E. Randolph Street, Ste. 1300<br>Chicago IL 60601<br>Tele #: (312) 821-9500 | Approval Date: 2/6/2017<br>**Membership Activities:**<br>Registered Market Maker & Order Entry<br>International Tele # | SEC #: 8-66083<br>CRD #: 128030 |

**PERSHING LLC**

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 2/6/2017
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

**RQD* CLEARING, LLC**

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

Approval Date: 2/6/2017
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-66826
CRD #: 134284

**SIMPLEX TRADING, LLC**

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 2/6/2017
**Membership Activities:**
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-68556
CRD #: 153585

**SUSQUEHANNA INVESTMENT GROUP**

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
**Membership Activities:**
Registered Market Maker
International Tele #

SEC #: 8-37520
CRD #: 33875

**SUSQUEHANNA SECURITIES, LLC**

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
**Membership Activities:**
Registered Market Maker
International Tele #

SEC #: 8-47034
CRD #: 35874

**TWO SIGMA SECURITIES, LLC**

100 Avenue of the Americas - 2nd Fl.
New York NY 10013
Tele #: (212) 625-5700

Approval Date: 9/12/2017
**Membership Activities:**
Registered Market Maker
International Tele #

SEC #: 8-68090
CRD #: 148960

**UBS SECURITIES LLC**

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 2/6/2017
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

**VELOCITY CLEARING, LLC**

1301 Route 36 - Suite 109
Hazlet NJ 07730
Tele #: (201) 706-7157

Approval Date: 8/21/2023
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-65894
CRD #: 126588

**VIRTU AMERICAS LLC**

One Liberty Plaza
165 Broadway
New York NY 10006
Tele #: (800) 544-7508

Approval Date: 10/1/2019
**Membership Activities:**
Registered Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-68193
CRD #: 149823

**WEDBUSH SECURITIES INC.**

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 2/6/2017
**Membership Activities:**
Clearance
International Tele #

SEC #: 8-12987
CRD #: 877

**WELLS FARGO SECURITIES, LLC**

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 2/6/2017
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

**WOLVERINE EXECUTION SERVICES, LLC**

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 2/6/2017
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-65336
CRD #: 120719

**WOLVERINE TRADING, LLC**

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 2/6/2017
**Membership Activities:**
Registered Market Maker
International Tele #

SEC #: 8-47484
CRD #: 36848

**Total BD Firms 40**

**ABN AMRO CLEARING USA LLC**

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 9/25/2020
**Membership Activities:**
Clearance
International Tele #

SEC #: 8-34354
CRD #: 14020

**ARCHIPELAGO SECURITIES LLC**

353 North Clark Street, Ste. 3200
Chicago IL 60654
Tele #: (312) 836-6700

Approval Date: 9/25/2020
**Membership Activities:**
Clearance & Routing Broker
International Tele #

SEC #: 8-52140
CRD #: 102500

**ATM EXECUTION LLC**

599 Lexington Avenue
New York NY 10022
Tele #: (646) 562-1010

Approval Date: 10/12/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-65509
CRD #: 122529

**BARCLAYS CAPITAL INC.**

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-41342
CRD #: 19714

**BNP PARIBAS SECURITIES CORP.**

787 Seventh Avenue
New York NY 10019
Tele #: (212) 841-2000

Approval Date: 12/7/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-32682
CRD #: 15794

**BOFA SECURITIES, INC.**

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-69787
CRD #: 283942

**CITADEL SECURITIES LLC**

131 South Dearborn Street - 32nd Floor
Chicago IL 60603
Tele #: (312) 395-2100

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-53574
CRD #: 116797

**CITIGROUP GLOBAL MARKETS INC.**

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

**CLEAR STREET LLC**

55 Broadway
New York NY 10006
Tele #: (646) 738-4066

Approval Date: 12/10/2021
**Membership Activities:**
Clearance
International Tele #

SEC #: 8-69972
CRD #: 288933

**COWEN AND COMPANY, LLC**

Approval Date: 10/12/2020 | SEC #: 8-22522 | CRD #: 7616

599 Lexington Avenue -20tih Fl.
New York NY 10022
Tele #: (646) 562-1010

**Membership Activities:**
Order Entry & Clearance
International Tele #

**CREDIT SUISSE SECURITIES (USA) LLC**

Approval Date: 9/25/2020 | SEC #: 8-00422 | CRD #: 816

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000

**Membership Activities:**
Order Entry & Clearance
International Tele #

**DASH FINANCIAL TECHNOLOGIES LLC**

Approval Date: 2/10/2023 | SEC #: 8-52503 | CRD #: 104031

200 S. Wacker Drive, Ste. 2450
Chicago IL 60606
Tele #: (312) 986-2006

**Membership Activities:**
Order Entry
International Tele #

**DRW SECURITIES, L.L.C.**

Approval Date: 9/25/2020 | SEC #: 8-51241 | CRD #: 45908

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-1000

**Membership Activities:**
Order Entry
International Tele #

**ELECTRONIC TRANSACTION CLEARING, INC.**

Approval Date: 9/25/2020 | SEC #: 8-67790 | CRD #: 146122

660 South Figueroa Street - Suite 1450
Los Angeles CA 90017
Tele #: (213) 402-1570

**Membership Activities:**
Clearance
International Tele #

**G1 EXECUTION SERVICES, LLC**

Approval Date: 9/25/2020 | SEC #: 8-53174 | CRD #: 111528

175 W. Jackson Blvd. - Ste. 1700
Chicago IL 60604
Tele #: (312) 362-0404

**Membership Activities:**
Order Entry
International Tele #

**GLOBAL EXECUTION BROKERS, LP**

Approval Date: 9/25/2020 | SEC #: 8-65878 | CRD #: 126407

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

**Membership Activities:**
Order Entry
International Tele #

**GOLDMAN SACHS & CO. LLC**

Approval Date: 9/30/2020 | SEC #: 8-129 | CRD #: 361

200 West Street
New York NY 10282
Tele #: (212) 902-1000

**Membership Activities:**
Order Entry & Clearance
International Tele #

**GTS SECURITIES LLC**

Approval Date: 3/1/2022 | SEC #: 8-68126 | CRD #: 149224

545 Madison Avenue, 15th Fl.
New York NY 10022
Tele #: (212) 715-2830

**Membership Activities:**
Order Entry
International Tele #

**HRT FINANCIAL LP**

175 Greenwich Street - 76th Floor
3 World Trade Center
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-68430
CRD #: 152144

**IEX SERVICES LLC**

3 World Trade Center
175 Greenwich Street - 58th Floor
New York NY 10007
Tele #:

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-69280
CRD #: 167872

**IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS**

233 South Wacker Drive, Ste. 4300
Chicago IL 60606
Tele #: (312) 244-3300

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-52600
CRD #: 104143

**INSTINET, LLC**

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-23669
CRD #: 7897

**INTERACTIVE BROKERS LLC**

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-47257
CRD #: 36418

**J.P. MORGAN SECURITIES LLC**

383 Madison Avenue
New York NY 10179
Tele #: (212) 272-2000

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-35008
CRD #: 79

**JANE STREET CAPITAL, LLC**

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker & Order Entry
International Tele #

SEC #: 8-52275
CRD #: 103782

**JANE STREET EXECUTION SERVICES, LLC**

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 12/30/2021
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-69254
CRD #: 167280

**JANE STREET OPTIONS, LLC**

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 11/1/2022
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-66813
CRD #: 134159

**JEFFERIES LLC**

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 9/30/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-15074
CRD #: 2347

**JUMP EXECUTION, LLC**

600 West Chicago Avenue - Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 6/5/2023
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-70668
CRD #: 313060

**JUMP TRADING, LLC**

600 West Chicago Avenue, Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-52989
CRD #: 106124

**LATOUR TRADING LLC**

148 Lafayette Street - 10th Fl.
New York NY 10013
Tele #: (917) 388-8000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-68304
CRD #: 150887

**LIME TRADING CORP.**

1 Penn Plaza - 16th Floor
New York NY 10119
Tele #: (646) 346-1000

Approval Date: 2/1/2022
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-27061
CRD #: 11826

**MORGAN STANLEY & CO. LLC**

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-15869
CRD #: 8209

**NASDAQ EXECUTION SERVICES, LLC**

FMC Tower, Level 8
2929 Walnut Street
Philadelphia PA 19104
Tele #: (215) 496-5000

Approval Date: 9/25/2020
**Membership Activities:**
Exchange Broker Dealer
International Tele #

SEC #: 8-37329
CRD #: 7270

**OLD MISSION CAPITAL, LLC**

1 N. Dearborn Street - 8th Floor
Chicago IL 60602
Tele #: (312) 260-3052

Approval Date: 10/1/2021
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-67867
CRD #: 146991

**PERSHING LLC**

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

**PUNDION LLC**

230 Park Avenue, 3rd Floor
New York NY 10169
Tele #: (718) 618-4929

Approval Date: 5/24/2021
**Membership Activities:**
Market Maker & Order Entry
International Tele #

SEC #: 8-68784
CRD #: 156169

**QUANTLAB BROKERAGE, LLC**

3 Greenway Plaza - Suite 200
Houston TX 77046
Tele #: (713) 400-5440

Approval Date: 11/12/2021
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-70274
CRD #: 299468

**RBC CAPITAL MARKETS LLC**

9th Floor
200 Vesey Street
New York NY 10281
Tele #: (212) 858-6008

Approval Date: 9/28/2020
**Membership Activities:**
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-45411
CRD #: 31194

**SANFORD C. BERNSTEIN & CO., LLC**

1345 Avenue of the Americas
New York NY 10105
Tele #: (212) 969-1000

Approval Date: 10/12/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-52942
CRD #: 104474

**SIMPLEX TRADING, LLC**

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker
International Tele #

SEC #: 8-68556
CRD #: 153585

**SUSQUEHANNA SECURITIES, LLC**

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-47034
CRD #: 35874

**TRADEBOT SYSTEMS, INC.**

1251 NW Briarcliff Parkway - Ste. 700
Kansas City MO 64116
Tele #: (816) 285-6400

Approval Date: 8/1/2022
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-53557
CRD #: 116571

**TRC MARKETS LLC**

710 Johnnie Dodds Blvd. - Ste. 300
Mt. Pleasant SC 29464
Tele #: (917) 388-8644

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-69454
CRD #: 171272

**UBS SECURITIES LLC**

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

**VELOCITY CLEARING, LLC**

1301 Route 36 - Suite 109
Hazlet NJ 07730
Tele #: (201) 706-7157

Approval Date: 8/21/2023
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-65894
CRD #: 126588

**VIRTU AMERICAS LLC**

One Liberty Plaza
165 Broadway
New York NY 10006
Tele #: (800) 544-7508

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker & Order Entry
International Tele #

SEC #: 8-68193
CRD #: 149823

**WEDBUSH SECURITIES INC.**

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 1/5/2022
**Membership Activities:**
Clearance
International Tele #

SEC #: 8-12987
CRD #: 877

**WELLS FARGO SECURITIES, LLC**

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 1/12/2021
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

**WOLVERINE EXECUTION SERVICES, LLC**

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-65336
CRD #: 120719

**Total BD Firms 50**